March 20, 2026

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Mr. Tyler Howes

Re:	Leef Brands, Inc.
Registration Statement on Form 10
File No. 000-56824

Ladies and Gentlemen:

Leef Brands, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Form 10 Registration Statement (File No. 000-56824) filed with the Commission on February 12, 2026 be accelerated so that it becomes effective at 4:00pm, Eastern Time, on March 25, 2026, or as soon thereafter as practicable.

The Company acknowledges that:

1.	The request for acceleration is made with full awareness of the Company’s obligations under the Securities Exchange Act of 1934.

2.	The Commission’s declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Any comments or questions regarding the foregoing should be directed to Jason R. Wisniewski, Esq. of Furguson Braswell Fraser Kubasta LLP at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

LEEF BRANDS, INC.

By:	/s/ Micah Anderson
Name:	Micah Anderson
Title:	Chief Executive Officer